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June 29, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	Chase Card Funding LLC

Chase Issuance Trust

Registration Statement on Form SF-3

Filed May 19, 2017

File Nos. 333-218098; -01

Dear Ms. Stasny:

On behalf of Chase Card Funding LLC (the “Depositor” or “Chase Card Funding”) and Chase Issuance Trust (the “Issuing Entity,” and together with the Depositor, the “Registrants”), enclosed please find a copy of the Registrants’ Registration Statement on Form SF-3 (the “Registration Statement”) relating to the proposed offering by the Issuing Entity of Asset Backed Notes, which has been marked to show all changes from the previous submission on May 19, 2017.

This letter also responds to the comments on the Registration Statement issued by the staff on June 15, 2017 (the “Comments”). For your convenience, the Comments are provided below in bold font prior to the response. All page numbers referencing the new submission included in the response refer to the corresponding pages in the clean version of the new submission.

Chase Card Funding and the Issuing Entity have reviewed this letter and have authorized us to provide the response contained herein on their behalf.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2017

to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

RESPONSE

The Registrants confirm that Chase Card Funding, and all issuing entities previously established, directly or indirectly, by Chase Card Funding or any affiliate of Chase Card Funding that have offered asset-backed securities subject to the requirements of Section 12 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) involving credit card receivables have been current with Exchange Act reporting during the last twelve months as required by General Instruction I.A.2. of Form SF-3.

We also refer you to the section “Registrant Requirements” on page 108 that includes the following sentence:

“Chase Card Funding, as the registrant under the registration statement, has met the registrant requirements of paragraph I.A.1 of the General Instructions to Form SF-3.”

2.	Please confirm that you will make all necessary revisions to your transaction documents to reflect any changes made throughout your prospectus in response to our comments.

RESPONSE

Your comment has been duly noted and the Registrants will make all necessary revisions to the transaction documents to reflect any changes made throughout the prospectus in response to your comments.

3.	Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

RESPONSE

The Registrants confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under the form of prospectus included in this Registration Statement.

Summary—Use of Proceeds, page 3

4.

In several recently filed Rule 424(b)(2) prospectuses, you state that the proceeds from the sale of the offered notes, net of deposits to reserve accounts and issuance expenses, will be paid by the issuing entity to the depositor. However, there is no disclosure about what the depositor intends to do with these proceeds. Item 504 of Regulation S-K requires that the registrant “[s]tate the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used and the approximate amount intended to be used

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2017

for each such purpose” and “[w]here registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.” Please revise your form of prospectus to include a placeholder to describe what the depositor intends to do with the proceeds of each offering of notes.

RESPONSE

Your comment has been duly noted and the “Use of Proceeds” subsection on page 3 of the Summary has been revised to include the following sentence:

Chase Card Funding will use such proceeds for the general purposes of Chase Card Funding, including the repayment of amounts owed to Chase USA.

Asset Representations Reviewer, page 55

5.	Please revise your disclosure to state that, if the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

RESPONSE

Your comment regarding the resignation, removal or substitution of the asset representations reviewer has been duly noted. The section “Asset Representations Reviewer” on page 55 has been revised to include the following sentence:

If the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

In the event that the staff has any questions or comments with respect to the Registration Statement or to the response to the Comment contained herein, please do not hesitate to call the undersigned at (212) 735-2853.

Sincerely,

/s/ Andrew M. Faulkner
Andrew M. Faulkner

cc:	Michelle Stasny, United States Securities and Exchange Commission

Eve Ngan, Chase Card Funding LLC

Angela M. Liuzzi, JPMorgan Chase & Co.